                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 9)(1 )

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 19, 2001
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)





--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                     ----------------------
CUSIP No. 563823103                13D                    Page 2 of 6
---------------------                                     ----------------------

================================================================================

          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       AFINSA BIENES TANGIBLES S.A.
                                       (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
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          4             SOURCE OF FUNDS*

                                       WC, AF
--------------------------------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SPAIN
--------------------------------------------------------------------------------

       NUMBER                     7            SOLE VOTING POWER
     OF SHARES                                          -0-
                        --------------------------------------------------------
     BENEFICIALLY                 8            SHARED VOTING POWER
       OWNED BY                                         2,242,727
                        --------------------------------------------------------
        EACH                      9            SOLE DISPOSITIVE POWER
      REPORTING                                         -0-
                        --------------------------------------------------------
     PERSON WITH                 10            SHARED DISPOSITIVE POWER
                                                        2,242,727
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                                       2,242,727
--------------------------------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       22.0%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON*

                                       CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 563823103                13D                    Page 3 of 6
---------------------                                     ----------------------


================================================================================

          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       AUCTENTIA, S.A.
                                       (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|

                                                                        (b) |X|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                       |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SPAIN

--------------------------------------------------------------------------------

        NUMBER                    7            SOLE VOTING POWER
       OF SHARES                                        -0-
                        --------------------------------------------------------
     BENEFICIALLY                 8            SHARED VOTING POWER
        OWNED BY                                        2,242,727
                        --------------------------------------------------------
         EACH                     9            SOLE DISPOSITIVE POWER
      REPORTING                                         -0-
                        --------------------------------------------------------
     PERSON WITH                 10            SHARED DISPOSITIVE POWER
                                                        2,242,727
--------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                                       2,242,727

--------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       22.0%

--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON*

                                       CO

================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 563823103                13D                    Page 4 of 6
---------------------                                     ----------------------

                  The following constitutes Amendment No. 9 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia") with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, and Amendment No. 8, filed with the Commission on March 7, 2001 (the "Schedule 13D"), relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 237,920 Shares of Common Stock of the Issuer ("Shares") by Auctentia, a wholly-owned subsidiary of AFINSA, since the date of filing of Amendment No. 8 to this
Schedule 13D by AFINSA, and the transfer by AFINSA to Auctentia of all of the Shares and warrants exercisable for Shares held by AFINSA.

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is amended to add the following at the end thereof:

                  The source of funds used in making the additional purchases of 237,920 Shares for an aggregate purchase price of $533,835 was working capital of Auctentia. AFINSA transferred 1,864,407 Shares (including 126,833 warrants for Shares of GMAI) to Auctentia, its wholly-owned subsidiary, as a capital contribution to Auctentia, and Auctentia issued to AFINSA 8,616,225 shares of common stock of Auctentia in exchange therefor.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of March 30, 2001, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 2,242,727, representing approximately 22.0% of the total number of Shares outstanding, based on 10,059,812 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ended December 31, 2000 (the "December 2000 10-Q"), plus 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised.

                  (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 2,242,727 of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) Since the date of filing of Amendment No. 8 to this
Schedule 13D, Auctentia purchased an aggregate of 237,920 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each transaction was made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

                  (d)  Not applicable.

                  (e)  Not applicable.

---------------------                                     ----------------------
CUSIP No. 563823103                13D                    Page 5 of 6
---------------------                                     ----------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 30, 2001

                                   AFINSA BIENES TANGIBLES S.A.



                                   By: /s/ Juan Antonio Cano Cuevas
                                       --------------------------------------
                                         Juan Antonio Cano Cuevas
                                         Vice-Chairman and Managing Director


                                   AUCTENTIA, S.A.


                                   By: /s/ Ramon Egurbide
                                       -------------------------
                                       Ramon Egurbide
                                       Managing Director

                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 3/07/00 THROUGH 3/30/01


             Date                     Quantity                       Price                              Transaction Type
             ----                     --------                       -----                              ----------------
           3/7/01                        5,000                       2.6388                            Open Mkt. Purchase
           3/8/01                        5,000                       2.6374                            Open Mkt. Purchase
           3/9/01                        5,000                       2.5625                            Open Mkt. Purchase
          3/12/01                        5,000                       2.4567                            Open Mkt. Purchase
          3/13/01                        5,000                       2.4375                            Open Mkt. Purchase
          3/14/01                        5,000                       2.1531                            Open Mkt. Purchase
          3/15/01                       22,500                       2.4976                            Open Mkt. Purchase
          3/16/01                       12,500                       2.4925                            Open Mkt. Purchase
          3/19/01                       49,000                       2.2500                            Open Mkt. Purchase
          3/20/01                        5,000                       2.3969                            Open Mkt. Purchase
          3/21/01                       36,520                       2.2592                            Open Mkt. Purchase
          3/22/01                        9,900                       2.1357                            Open Mkt. Purchase
          3/23/01                        9,000                       2.1604                            Open Mkt. Purchase
          3/27/01                       10,500                       2.0238                            Open Mkt. Purchase
          3/28/01                        7,500                       2.0000                            Open Mkt. Purchase
          3/29/01                       10,000                       2.0438                            Open Mkt. Purchase
          3/30/01                       35,500                       1.9729                            Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.